UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

Excellon Resources Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

30069C801
(CUSIP Number)

October 7, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1 (b)
☐ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

This notice is in reference to a filing submitted by Global X Management Company LLC on October 7, 2020, accession number 0001432354-20-000017.
This filing was submitted in error and should be disregarded.

Global X Management Company LLC
By: /s/ Luis Berruga
Name/Title: Luis Berruga, Chief Executive Officer
Date: October 8, 2020